                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 ______________

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                        Pursuant to Section 14(d)(4) of
                      the Securities Exchange Act of 1934

                                 ______________

                             DART GROUP CORPORATION
                           (Name of Subject Company)

                             DART GROUP CORPORATION
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   237415104
                     (CUSIP Number of Class of Securities)

                                 ______________

                                Richard B. Stone
                      Chairman and Chief Executive Officer
                             Dart Group Corporation
                                3300 75th Avenue
                            Landover, Maryland 20785
                                 (301) 226-1200
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of
                          the person filing statement)

                                With a copy to:

                           David G. Pommerening, Esq.
                             O'Melveny & Myers LLP
                             555 13th Street, N.W.
                          Washington, D.C. 20004-1109
                                 (202) 383-5300
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     This Amendment No. 1 supplements and amends the Solicitation/
Recommendation Statement on Schedule 14D-9, originally filed on April 15, 1998 (the "Schedule 14D-9"), by Dart Group Corporation, Inc., a Delaware corporation (the "Company"). The Schedule 14D-9 relates to the tender offer by DGC Acquisition, Inc., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Richfood Holdings, Inc., a Virginia corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated April 15, 1998, to purchase all outstanding shares of common stock, par value $1.00 per share (the "Shares"), of the Company at a price of $160.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 15, 1998, and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

     On April 24, 1998, Jerry Krim ("Plaintiff") filed a putative class action in the Court of Chancery for the State of Delaware in and for the County of New Castle (the "Complaint"). The Complaint asserts a cause of action sounding in breach of fiduciary duty against the Company, each of the Company's directors (the "Director Defendants"), Parent and the Purchaser.

     The Complaint alleges that the Director Defendants, in agreeing to the merger of the Company with the Purchaser, breached their fiduciary duties owed to the Company's stockholders to take all necessary steps to ensure that the stockholders will receive the maximum value realizable for their shares in any merger or acquisition of the Company. For example, Plaintiff alleges that the Director Defendants failed to adequately evaluate the Company's value as a potential merger or acquisition candidate and/or did not act to enhance the Company's value as such a candidate, and failed to implement "a bidding mechanism to foster a fair auction of Dart to the highest bidder". The Complaint alleges that Parent pressed the Company and the Director Defendants "into agreeing to deal exclusively with Parent and thereby breach their fiduciary obligation," which allegedly makes Parent and the Purchaser liable to Plaintiff and the class. The Complaint also alleges that the Director Defendants engaged in all or part of the allegedly unlawful acts, plans, schemes or transactions complained of and thus aided and abetted the alleged breach of fiduciary duty. The Complaint seeks an injunction preventing the Purchaser and Parent from consummating the tender offer, an injunction preventing the Company, Parent and the Purchaser from consummating the Merger Agreement and unspecified monetary damages.

     The Company believes that the lawsuit is without merit. A copy of the Complaint is filed herewith as Exhibit K and is incorporated herein by reference.

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ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit K      Complaint filed in the Court of Chancery of the State of Delaware in and for New Castle County in an action titled Jerry Krim, on
                                                                --------------
               behalf of himself and all others similarly situated v. Richard B.
               -----------------------------------------------------------------
               Stone, et al.
               -------------

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Dart Group Corporation

                                    By: /s/ Richard B. Stone
                                       -------------------------------------
                                       Name:    Richard B. Stone
                                       Title:   President and
                                                Chief Executive Officer



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                                 EXHIBIT INDEX

Exhibit No.             Description
-----------             -----------

Exhibit K               Complaint filed in the Court of Chancery of the State of
                        Delaware in and for New Castle County in an action
                        titled Jerry Krim, on behalf of himself and all others
                               -----------------------------------------------
                        similarly situated v. Richard B. Stone, et al.
                        ----------------------------------------------